SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Continuation of the Minutes of CA Eletrobras 848th Meeting, ended October 18, 2019.

MINUTES OF THE EIGHT HUNDRED AND FORTY-EIGHTH MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE : Virtual meeting started at 7:23 pm on the fifteenth of October of two thousand and nineteen and closed at 5:00 pm on the eighteenth of October of two thousand and nineteen, pursuant to item 8.6.3 of the Internal Regulations, by means of electronic votes.

2. CALL: The call was on 10/15/2019.

3. ATTENDANCE: Board member RUY FLAKS SCHNEIDER (RFS), temporarily replacing the Chairman of the Board, chaired the virtual meeting and cast his vote electronically. Board members WILSON FERREIRA JR. (WFJ), MAURO GENTILE RODRIGUES CUNHA (MRC), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), RICARDO BRANDÃO SILVA (RBS), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), LUIZ EDUARDO DOS SANTOS MONTEIRO (LSM), MARCELO DE SIQUEIRA FREITAS (MSF) and VICENTE FALCONI CAMPOS (VFC) also voted electronically. The Chair of the Board, JOSÉ GUIMARÃES MONFORTE (JGM), was justifiably absent.

4. INSTRUCTION: The supporting material was provided to the Board members equally by means of: (i) the Governance Portal; and (ii) electronic correspondence, at the time of the call.

5. STATEMENT OF THE AUDIT AND STATUTORY RISK COMMITTEE - CAE:

The Audit and Statutory Risk Committee (CAE), at its 87th meeting held on 10/15/2019, considered the subject on the agenda and stated:

Advisory to the Eletrobras BD: Eletrobras signing as guarantor in the debenture issuance transactions to be carried out by Furnas and Eletronorte. Resolution No. 696, of 10/14/2019.The Committee members recall that the board – in RCAE No. 075, held on 08/15/2019 – had already approved in the proposal for funding operations for the liability management of the subsidiaries in question. They also emphasized that the recommendation issued by the CAE to the Eletrobras Financial Board at the time (CAE request No. 2019.231) was duly addressed at this meeting, when more detailed information on the secondary debenture market and the incentive series pricing were presented. In light of such presentation, and taking into account the supporting material provided, after reasoning on the matter, the Committee approved Eletrobras signing as guarantor in the debenture issuance transactions to be carried out by Furnas and Eletronorte, pursuant to the decision of the Eletrobras Executive Board consolidated in Resolution No. 696/2019.

7. RESOLUTIONS OF THE HOLDING COMPANY:

The Board members cast their votes based on the supporting material provided and, in exercising their judgment on the merits, decided to approve the following resolutions:

➢  DEL-215/2019. Furnas and Eletronorte - Approval of Eletrobras signing as guarantor in the following transactions: (i) Issuance of simple debentures non-convertible into Furnas shares with Banco Bradesco BBI in the total amount of up to BRL 1,250,000,000.00; (ii) Issuance of simple debentures non-convertible into shares of Eletronorte with Banco Bradesco BBI in the total amount of up to BRL 1,250,000,000.00. RES 696, 10/14/2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, using the powers conferred on them, and consolidated in a decision of the Board of Executive Officers and in the documents below, DECIDED: Technical Information DFFG-068/2019, of 10/11/2019; PRJE Legal Opinion No. 0287, of 10/14/2019; Executive Board Resolution No. 696, of 10/14/2019; Report to the DF Board of Executive Officers No. 083, of 10/10/2019; DFF Executive Summary No. 019, of 10/14/2019; Certificate of the 87th meeting of the Audit and Statutory Risk Committee – CAE held on 10/15/2019; 1. To approve of Eletrobras signing as guarantor in the issuance of simple debentures non-convertible into Furnas shares, in the amount of up to BRL 1.250 billion, under a firm underwriting commitment basis in the amount of BRL 1 billion, in 2 series, in accordance with the firm proposal of Banco Bradesco BBI S.A., as shown below, being such bank responsible for coordinating, structuring and publicly distributing, with restricted placement efforts, according to procedures established in ICVM 476 and other applicable laws and regulations, according to the table below and pursuant to the attached draft:

Continuation of the Minutes of CA Eletrobras 848th Meeting, ended October 18, 2019.

Description	Incentive Series
Issuer:	FURNAS
Guarantee:	Guarantee/Guarantee of ELETROBRAS
Lead Coordinator:	Banco Bradesco BBI S.A.
Amount	Up to BRL 800 million
Firm Guarantee:	Up to BRL 550 million
Best Efforts:	BRL 250 million
Total Term:	10 years
Amortization:	8 half-yearly installments after grace period
Interest:	Half-yearly
Interest rate	The highest between NTNB28+0.68% p.a. and IPCA+4.08% p.a.

Institutional Series:

Description	Institutional Series
Issuer:	FURNAS
Guarantee:	Guarantee/Guarantee of ELETROBRAS
Lead Coordinator:	Banco Bradesco BBI S.A.
Amount	Up to BRL 450 million
Firm Guarantee:	Up to BRL 450 million
Total Term:	5 years
Amortization:	6 half-yearly installments after grace period
Interest:	Half-yearly
Interest Rate	117.6% CDI

Rating Agency:	S&P Global Ratings
Market Flex:

In the event of changes in financial and capital market conditions that affect the satisfactory completion of the Restricted Public Offering, the Coordinator may, at their sole discretion, propose the Company to make changes to any terms, conditions, structure, time limits, interest rates, compensation, or other characteristics, if they consider that such changes are necessary to reflect the market conditions at that time.

The Company hereby acknowledges that the documents and agreements that will formalize the transactions described herein shall contain Market Flex rights and, if such rights are exercised by the Coordinator and accepted by the Company, such documents and agreements shall reflect the agreed upon changes.

If the Company does not accept the changes proposed by the Coordinator, the parties may terminate this Proposal, as provided in the Proposal Voluntary Termination clause.

Covenant:	Net Debt/EBITDA ≤ 4.0

2.       approval of Eletrobras signing as guarantor in the issuance of simple debentures, not convertible into Eletronorte shares, in the amount of up to BRL 1.250 billion, under a firm underwriting commitment basis in the amount of BRL 1 billion, in 2 series, in accordance with the firm proposal of Banco Bradesco BBI S.A., as shown below, being the bank responsible for coordinating, structuring and publicly distributing, with restricted placement efforts, in accordance with procedures established in ICVM 476 and other applicable laws and regulations, according to the table below and pursuant to the attached draft:

Continuation of the Minutes of CA Eletrobras 848th Meeting, ended October 18, 2019.

Description	Incentive Series
Issuer:	Eletronorte
Guarantee:	Guarantee/Guarantee of ELETROBRAS
Lead Coordinator:	Banco Bradesco BBI S.A.
Amount	Up to BRL 250 million
Best Efforts:	Up to BRL 250 million
Total Term:	10 years
Amortization:	6 half-yearly installments after grace period
Interest:	Half-yearly
Interest rate	The highest between NTNB28+0.75% p.a. and IPCA+4.15% p.a.

Institutional Series:

Description	Institutional Series
Issuer:	Eletronorte
Guarantee:	Aval Guarantee/Guarantee of ELETROBRAS
Lead Coordinator:	Banco Bradesco BBI S.A.
Amount	BRL 1 billion
Firm Guarantee:	BRL 1 billion
Total Term:	5 years
Amortization:	Half-yearly after 18-month grace period
Interest:	Half-yearly
Interest rate	117.90% of the DI or (DI + 1.10%) p.a.

Rating Agency:	S&P Global Ratings
Market Flex:

In the event of changes in the financial and capital market conditions that affect the satisfactory completion of the Restricted Public Offering, the Coordinator may, at their sole discretion, propose the Company makes changes to any terms, conditions, structure, time limits, interest rates, compensation, or other characteristics, if they consider that such changes are necessary to reflect the market conditions at that time.

The Company hereby acknowledges that the documents and agreements that will formalize the transactions described herein shall contain Market Flex rights and, if such rights are exercised by the Coordinator and accepted by the Company, such documents and agreements shall reflect the agreed upon changes.

If the Company does not accept the changes proposed by the Coordinator, the parties may terminate the Lead Coordinator Service Provision Agreement as provided in the Proposal Voluntary Termination clause.

Covenant:	Net Debt/EBITDA ≤ 2.5

3. delegate powers to the Eletrobras Executive Board to approve: (i) amendment to the Debenture Issuances described in items 1 and 2, to reflect the result of the intent collection procedure; (ii) approve Eletrobras signing the Coordination, Placement and Public Distribution with Restricted Efforts Agreement and any amendments thereto; 4. comply, in accordance with the Eletrobras Group Companies' Policy of Authority, and based on article 21, item II of the Furnas By-Laws, with the new long-term funding to be signed by Furnas, through the issuance of simple nonconvertible debentures of Furnas, in the amount of up to BRL 1.250 billion, subject to the consent of SEST and according to the conditions described in item 1; 5. to agree, in accordance with the Competencies Policy of Eletrobras Group Companies, and based on article 21, item II of Eletronorte's Bylaws, with the new long-term funding to be signed by Eletronorte, by means of the issuance of simple debentures, not convertible into Eletronorte shares, in the amount of up to BRL 1.250 billion, subject to the SEST's approval and according to the conditions described in item 2; 6. determine that the Corporate Finance Superintendence – DFF, the Department of Funding, Guarantees and Debts – DFFG, the Department of Investment Management – DFPI, the Governance Secretariat of the Board of Directors – CAAS and the General Secretariat – PRGS adopt, each within its scope of action, the measures necessary to comply with this Resolution.

Continuation of the Minutes of CA Eletrobras 848th Meeting, ended October 18, 2019.

Quorum to pass resolutions: Unanimous. Regarding the issuance of a debenture transaction by Furnas, the MRC and MSF Board members were abstained on the grounds of a potential conflict of interest, considering that this subsidiary holds debts with BNDES and Caixa Econômica Federal.

8. CLOSURE AND DRAFTING:

There being no further business to discuss, Chairman RFS closed the meeting and determined these Minutes be drafted, which, after being read and approved, shall be signed by the attending Board members and by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors and Deputy Governance Secretary, who drafted it.

RUY FLAKS SCHNEIDER	WILSON FERREIRA JR.
Incumbent Chairman - Board Member	Board Member

MAURO GENTILE RODRIGUES DA CUNHA	FELIPE VILLELA DIAS
Board Member	Board Member

MARCELO DE SIQUEIRA FREITAS	RICARDO BRANDÃO SILVA
Board Member	Board Member

LUIZ EDUARDO DOS SANTOS MONTEIRO	DANIEL ALVES FERREIRA
Board Member	Board Member

BRUNO EUSTÁQUIO F. CASTRO DE CARVALHO	VICENTE FALCONI CAMPOS
Board Member	Board Member

BRUNO KLAPPER LOPES
Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.